PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 17, 2001

                                     [LOGO]

                          MOUNTAIN STATES CAPITAL, INC.

             $10,000,000 AGGREGATE PRINCIPAL AMOUNT OF 18% 12-MONTH
                     UNSECURED NEWLY ISSUED PROMISSORY NOTES

     Mountain States Capital, Inc. is offering to sell up to $10,000,000 aggregate principal amount of new notes at their face amount.

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER BEFORE PURCHASING ANY OF THE NEW NOTES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               PRICE TO          MAXIMUM           PROCEEDS TO
THE NEW NOTES OFFERING          PUBLIC         COMMISSIONS       MOUNTAIN STATES
----------------------        -----------      -----------       ---------------
Minimum Per New Note          $     5,000       $      300         $     4,700
Total Maximum                 $10,000,000       $  476,450         $ 9,523,550

     Heritage West Securities, Inc., a registered broker-dealer which is the lead underwriter, is making this offering of new notes on a best efforts basis.

     The new notes offering will terminate no later than March 1, 2002.

                               DECEMBER 14, 2001.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART A. FINANCIAL INFORMATION
     Financial Statements....................................................S-1
     Notes to Financial Statements...........................................S-4
     Management's Discussion and Analysis of Financial Condition
       and Results of Operations.............................................S-6

PART B. CHANGES TO PROSPECTUS...............................................S-10

PART A

                  FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2001
                          MOUNTAIN STATES CAPITAL, INC.
                                   (UNAUDITED)

                                 BALANCE SHEETS
                 AS OF SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
                                   (UNAUDITED)

                                                             September 30,    December 31,
                                                                2001             2000
                                                             -----------      -----------
                                     ASSETS

Cash                                                         $   399,332      $   430,767
Finance and Notes Receivables, Net (Note 2)                    2,805,638        2,335,349
Prepaid Expenses                                                  45,425           32,833
Fixed Assets, Net (Note 3)                                       483,155          467,297
Security Deposits                                                 14,847            4,847
Officer Loans                                                     44,619           45,908
Deferred Tax Asset                                                26,250           26,250
                                                             -----------      -----------
     Total Assets                                              3,819,266        3,343,251

                                   LIABLITIES

Senior Debt (Note 4)                                             448,737          491,924
Subordinated Debt (Note 5)                                     3,943,849        2,344,565
Bridge Loans                                                           0          580,000
Accounts Payable and Accrued Liabilities                               0          104,832
Capital Lease Obligations                                         42,797           49,992
                                                             -----------      -----------
     Total Liabilities                                         4,435,383        3,571,313

Contingencies and Commitments

                              STOCKHOLDERS' EQUITY

Preferred Stock: Authorized 1,000,000 Shares of
  No Par Value, Issued and Outstanding, 409,090 Shares           409,090          409,090
Common Stock: Authorized 25,000,000 Shares of
  No Par Value, Issued and Outstanding, 1,000,000 Shares           1,000            1,000
Retained Earnings (A Deficit)                                 (1,026,207)        (638,152)
                                                             -----------      -----------
     Total Stockholder's Equity (A Deficit)                     (616,117)        (228,062)
                                                             -----------      -----------

     Total Liabilities and Stockholders' Equity                3,819,266        3,343,251
                                                             ===========      ===========

         The accompanying notes are an integral part of these statements

                            STATEMENTS OF OPERATIONS
     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                   (UNAUDITED)

                                             For the Three Months          For the Nine Months
                                              Ended September 30,           Ended September 30,
                                           --------------------------    --------------------------
                                              2001           2000           2001           2000
                                           -----------    -----------    -----------    -----------
Revenues
  Finance Fee Income                       $   208,066    $   201,776    $   714,540    $   665,027
  Document Fee Income                           40,240         39,120        125,300        124,614
                                           -----------    -----------    -----------    -----------
       Total Income                            248,306        240,896        839,840        789,641

Expenses
  Interest Expense                             201,043        140,029        527,549        409,671
  Salaries and Fringe Benefits                 112,840         95,503        345,363        254,133
  Other Operating Expenses                      92,935        196,298        299,756        496,450
                                           -----------    -----------    -----------    -----------
       Total Expenses                          406,818        431,830      1,172,668      1,160,254

       Net Income (Loss)                      (158,512)      (190,934)      (332,828)      (370,613)
                                           -----------    -----------    -----------    -----------

Less: Preferred Dividends                      (18,409)       (18,409)       (55,227)       (55,227)
                                           -----------    -----------    -----------    -----------

Net Loss Available to Common Stockholder   $  (176,921)   $  (209,343)   $  (388,055)   $  (425,840)
                                           ===========    ===========    ===========    ===========

Basic Loss Per Common Share                $     (0.18)   $     (0.21)   $      (.39)   $      (.43)
                                           ===========    ===========    ===========    ===========

Basis Weighted Average Number of
  Common Shares Outstanding                  1,000,000      1,000,000      1,000,000      1,000,000
                                           ===========    ===========    ===========    ===========

         The accompanying notes are an integral part of these statements

                            STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
                                   (UNAUDITED)

                                                                 For the Nine Months Ended
                                                                       September 30,
                                                                ----------------------------
                                                                    2001            2000
                                                                ------------    ------------
Cash Flows From Operating Activities
  Net Loss                                                      $   (332,828)   $   (370,613)
  Adjustments to Reconcile Net Loss to Net Cash
    Provided By Operating Activities
    Depreciation and Amortization                                     40,051          18,092
    Gain on Sale of Asset                                             (4,506)          2,986
    Allowance for Doubtful Accounts                                        0          (4,598)
    Changes in Assets and Liabilities
    (Increase) Decrease in Prepaid Expenses                          (12,592)         11,078
    (Increase) Decrease in Security Deposits                         (10,000)          1,565
    (Increase) Decrease in Accrued Interest Receivable                     0           3,528
    Increase (Decrease) in Accounts Payable and
    Accrued Liabilities                                             (104,832)        (33,601)
                                                                ------------    ------------
       Total Adjustments                                             (91,879)           (950)
                                                                ------------    ------------
          Net Cash Provided By Operating Activities                 (424,707)       (371,563)

Cash Flows From Investing Activities
  Loans Originated                                                19,192,155      14,058,477
  Loans Repaid                                                   (19,443,672)    (13,680,799)
  Purchase Of Fixed Assets                                           (32,602)        (63,724)
  Proceeds from Sale of Fixed Assets                                     550               0
                                                                ------------    ------------
  Advances To Officer                                                  1,289               0
                                                                ------------    ------------
          Net Cash Flows Used In Investing Activities               (282,280)        313,954

Cash Flows From Financing Activities
  Advances Under Notes Receivable                                   (207,072)        (31,243)
  Borrowings Under Promissory Notes                                1,276,532        (383,380)
  Repayments Under Promissory Notes                                 (255,461)              0
  Repayments Under Installment Notes                                       0          (3,409)
  Borrowerings (Repayments) Under Promissory Note/Bridge Loan        (25,000)        500,000
  Commissions Paid                                                   (26,025)              0
  Dividends                                                          (55,227)        (55,227)
  Repayments Under Notes Payable                                           0         (27,694)
  Repayments Under Line of Credit                                    (25,000)              0
  Distributions to Stockholder                                             0         (16,723)
  Advance to Officers                                                      0          (1,368)
  Repayments Under Capital Leases                                     (7,195)              0
                                                                ------------    ------------
          Net Cash Provided By Financing Activities                  675,552         (19,044)
                                                                ------------    ------------

Increase (Decrease) in Cash and Cash Equivalents                     (31,435)        (76,653)
Cash and Cash Equivalents, Beginning of Period                       430,767         227,958
                                                                ------------    ------------
Cash and Cash Equivalents, End of Period                             399,332         151,305
                                                                ============    ============
Supplemental Information
Cash paid for:
  Interest                                                      $    527,549    $    409,671
                                                                ============    ============
  Income taxes                                                  $          0    $          0
                                                                ============    ============

See accompanying notes to condensed financial statements

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - STATEMENT OF INFORMATION FURNISHED

The accompanying unaudited interim financial statements have been prepared in accordance with Form 10-QSB instructions and in the opinion of management contain all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position as of September 30, 2001, the results of operations for three and nine months ended September 30, 2001, and the statement of cash flows for the nine months ended September 30, 2001 and 2000. These results have been determined on the basis of generally accepted accounting principles and practices and applied consistently with those used in the preparation of Mountain States' 2000 Annual Report on form 10-KSB.

Certain information and footnote disclosure normally included in the financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that the accompanying financial statements be read in conjunction with the financial statements and notes thereto incorporated hereinafter.

NOTE 2 - FINANCE AND NOTES RECEIVABLE

Finance and Notes Receivable, net of allowance for loan losses of $48,520 consists of the following at September 30:

                                                                  2001
                                                               -----------
     Finance Receivable (1)                                    $ 1,876,161
     Notes Receivable (2)                                          977,997
                                                               -----------
     Total Finance and Notes Receivable                          2,854,158
     Allowance for Loan Losses                                     (48,520)
                                                               -----------
     Finance and Notes receivable Net                          $ 2,805,638
                                                               ===========

(1) Finance receivable consists entirely of dealer floor plan loans secured by the vehicle title, and due within thirty days.

(2) Notes Receivable represents certain finance receivables that management converted to notes due to lack of payment on a timely basis. Mountain States has successfully obtained a secured interest in all of the property collateralized by the notes and does not anticipate any significant losses from these loans. Mountain States is committed to protecting its interests.

     There were no changes in the allowance for loan losses during the nine months ending September 30, 2001.

NOTE 3 - FIXED ASSETS

Fixed Assets consisted of the following at September 30:

                                                                     2001
                                                                   --------
     Building and Improvements                                     $407,551
     Vehicles                                                        61,813
     Furniture and Fixtures                                          14,776
     Computer Equipment                                              57,356
                                                                   --------
     Total                                                          541,496
     Less Accumulated Depreciation                                   58,341
                                                                   --------
     Net Book Value                                                $483,155
                                                                   ========

Depreciation expense charged to operations during the nine months ended September 30, 2001,was $9,000.

NOTE 4 - SENIOR DEBT

Senior debt consists of the following at September 30:

                                                                     2001
                                                                   --------
     Line of Credit (1)                                            $256,250
     Promissory Notes Payable (2)                                   192,487
                                                                   --------
     Total                                                         $448,737
                                                                   ========

(1) Line of Credit - Mountain States operates under a line of credit dated November 9, 1999, in the original amount of $281,250. Interest payments are due monthly on the ninth of each month, payable at 7% of the unpaid outstanding principal balance of each advance. The line of credit is secured by the building located at 1407 E. Thomas Road, Phoenix, Arizona, the Company's headquarters, and personally guaranteed by the Company's president. The loan is due in full on November 9, 2001. The Company is in process of renewing the line of credit. The Company has available $25,000 for advances under a line of credit at September 30, 2001.

(2) Promissory Notes Payable - represents various promissory notes (consisting of nine at September 30, 2001), written for a basic period of nine months, paying simple interest on the principal balance of the note at varying rates from 18-24% per annum, monthly on the last day of the month unless the holder elects to defer interest payments, which are compounded monthly until paid. All accrued interest was paid through September 30, 2001. The Company has the right to prepay the outstanding principal, in whole or in part, without penalty at any time. These notes are technically in default and due on demand by the holder. All notes are secured by a general pledge of all assets owned or later acquired by the Company, which primarily represent cash, finance and notes receivable, and the Company's office building where it is headquartered. See Note 5.

NOTE 5 - SUBORDINATED DEBT

Subordinated debt consists of the following at September 30:

     Promissory Notes                                          $ 3,464,258
     Less Deferred Charges                                         (25,409)
                                                               -----------
     Subtotal                                                    3,438,849
     Line of Credit                                                505,000
                                                               -----------
     Net Subordinated Debt                                     $ 3,943,849
                                                               ===========

Promissory Notes - 18% per annum, 12 month, unsecured promissory notes. As of September 30, 2001, total commission fees paid to Heritage West Securities, Inc., the Company's registered broker/dealer underwriting the offering of these notes, was $56,460. These fees represent deferred charges classified as a contra account to promissory notes and amortized ratably over the life of the promissory notes, which is twelve months. Amortization charged to operations for the nine months ended September 30, 2001 was $31,049.

Line of Credit - unsecured, dated March 31, 2001, from Heritage West, L.L.C., in the amount of $505,000, interest at the rate of 2% per calendar month and due at the end of each month. The line of credit matures on March 31, 2002.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     THE FOLLOWING DISCUSSION AND ANALYSIS OF MOUNTAIN STATES' FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

GENERAL

     Mountain States was incorporated in the State of Arizona on March 13, 1997 to conduct the business of providing short-term inventory financing ("flooring" or "floor plan" financing) to independent automobile dealers. Such financing enables the automobile dealers to increase their inventory and offer a greater selection of vehicles to customers, which can result in increased sales and income.

     Mountain States continues to offer both its original lending program and its SourceOne floor plan program, which is usually less expensive to the dealer. The SourceOne program is intended to attract a higher volume, more financially stable automobile dealer. Mountain States anticipates that higher credit quality associated with SourceOne lending should result in a lesser burden on Mountain States' personnel and resources. Management expects SourceOne to contribute a higher share of total revenue in future periods primarily because the generally higher credit-quality clients who utilize the program justify greater lending limits, and due to the larger number of such potential clients. Even though interest rates and fees for SourceOne loans are usually lower than for other loans made by Mountain States, management expects that lower loan losses and lower costs of administering the SourceOne loans will in time offset the lower marginal rates earned under SourceOne. There can be no assurance that the SourceOne program can be successfully implemented or expanded or as to the financial results thereof.

     Management anticipates significant growth in Mountain States' funds available for lending, and thus in floor plan loan volume, in the near future, though there can be no assurance that additional funding can be obtained on satisfactory terms. See "Liquidity and Capital Resources." Management believes that current infrastructure, in terms of staffing, facilities, and other operational factors, is sufficient to originate and service significantly increased loan volumes. Therefore, management believes that the elements of general and administrative costs related to ordinary operations should rise at a rate less than the rate of increase in loan volume. Legal fees related to Mountain States' current notes offering are expected to decrease. Management anticipates that other costs of the offering, especially advertising costs associated with marketing, will increase in the short term. Mountain States expects an increase in floor plan loan volume, and a faster increase in lower-rate SourceOne loans. Accordingly, finance fee revenue is expected to increase. General and administrative expenses, especially those related to non-employment-related variable costs, are expected to increase moderately. Interest expense is expected to rise in total dollars, but diminish in terms of average interest rate paid.

RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2000.

     Total revenues increased 3%, or $7,410, from $240,896 for the three months ended September 30, 2000, to $248,306 for the three months ended September 30, 2001, and 6%, or $50,199, from $789,641 for the nine months ended September 30, 2000, to $839,840 for the nine months ended September 30, 2001. SourceOne contributed approximately $74,335, or 30%, to total revenue for the three months ended September 30, 2001, compared to a revenue contribution of $59,766 or 25% for the three months ended September 30, 2000, and $204,658, or 24%, to total revenue for the nine months ended September 30, 2001, compared to revenue contribution of $123,602 or 16% for the nine months ended September 30, 2000. Management expects SourceOne to contribute a higher share of total revenue in future periods due primarily to a desire to loan to the generally higher quality clients who utilize the program and the larger number of such potential clients. Mountain States does not intend to shift funds from the traditional Mountain States Program to the SourceOne Program, but rather intends to increase SourceOne loans by dedicating a large proportion of additional funds, such as the proceeds of its current notes offering, to the SourceOne program. Although the increase in the proportion of SourceOne loans to total loans would tend to depress gross margins, Mountain States believes that SourceOne loans will in the future result in lower per-unit loan losses and administrative costs and that generating additional SourceOne loans will improve aggregate profits over time.

     Total operating expenses consists of interest expense and general and administrative expenses. General and administrative expenses consists of salary and fringe benefits and other operating expenses. Interest expense increased $61,014, or 44%, from $140,029 for the three months ended September 30, 2000, to $201,043 for the three months ended September 30, 2001 and $117,878, or 29%, from $409,671 for the nine months ended September 30, 2000, to $527,549 for the nine months ended September 30, 2001. Management believes that interest expense for the three months ended September 30, 2001 rose more rapidly compared to the same period of 2000 than the corresponding rise in revenues (3%) for the same periods because of a delay in loaning out the newly-available funds. Management expects that similar delays could occur from time to time, depending on unpredictable circumstances. Mountain States expects its interest expense to continue to increase as additional proceeds of its current notes offering are received. Mountain States believes its future average cost of funds will decline. However, Mountain States' interest expense in the future will depend largely on availability of funding and prevailing interest rates, over both of which Mountain States has no control.

     General and administrative expenses for the three months ended September 30, 2001 were $205,775 versus $291,801 for the three months ended September 30, 2000, which is a net decrease of $86,026, or 29%. Of this decrease, $40,000 pertains to the partial release of a disputed legal fee claim against Mountain States. Mountain States had previously accrued the claim as a legal fee expense. For the nine months ended September 30, 2001, general and administrative expenses were $645,119 compared to $750,583 for the nine months ended September 30, 2001, which is a net decrease of $105,464, or 14%.

PROVISION FOR INCOME TAXES

     As of September 30, 2001, Mountain States has approximately $1,000,000 in net operating loss carryforwards available to offset future taxable income. Therefore, no provision or benefit for income taxes has been included in the statement of operations for the nine months ended September 30, 2001.

PREFERRED DIVIDENDS

     During the nine months ended September 30, 2001 and 2000, Mountain States paid dividends on its Series A Preferred Stock in the amount of $55,227. The preferred dividends are paid monthly at the rate of 18% per annum through December 31, 2002. All dividend payments are current.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2000

     Net cash used in operating activities for the nine months ending September 30, 2001, was $424,707 resulting primarily from a net loss of $332,828 and reduction in accounts payable due in part to the partial release of a disputed legal fee claim against Mountain States. Mountain States had previously accrued the claim as a legal fee expense. Net cash used in operating activities for the nine months ended September 30, 2000 was $371,563 resulting primarily from fees incurred in connection with the notes offering.

     Net cash used in investing activities for the nine months ended September 30, 2001 was $282,280 whereas the net cash provided by investing activities for the nine months ended September 30, 2000 was $313,954. The difference is attributable to an increase in floorplan loan payoffs of $5,762,873 (from $13,680,799 to $19,443,672) offset by the increase in floorplan loan originations of $5,133,678, from the third quarter of 2000 to the third quarter of 2001. Additionally, fixed asset acquisitions were $63,724 in the first nine months of 2000, but only $32,602 for the nine months ended September 30, 2001.

     Net cash provided by financing activities for the nine months ended September 30, 2001 was $675,552, which is primarily attributable to sales of new notes in connection with this offering. Net cash used in financing activities for the nine months ended September 30, 2000 was $19,044,which was primarily attributable to repayments of outstanding notes and other items, offset in part by line of credit advances.

     Notes issued pursuant to the note offering reach their one-year maturity date at various dates throughout the year, including notes with an aggregate principal amount of $1,527,000 maturing December 26, 2001. Based on prior experience, the Company anticipates that substantially all of the holders of these notes will continue to hold the Company's notes, but there can be no assurance that this will be the case.

FINANCIAL IMPACT OF RESCISSION OFFER

     During calendar year 2000, Mountain States offered rescission to many of its note holders. Because the vast majority of the noteholders offered rescission chose to apply the proceeds of their prior notes towards purchase of new notes, Mountain States was not required to fund a significant amount of rescission payments. However, Mountain States' capital resources and ability to raise funds were limited by the rescission offer process and events related thereto.

     Mountain States has now settled a claim against former counsel which related to the rescission offer. The settlement, which calls for payment to Mountain States in the amount of $175,000, must now be committed to writing.

FUTURE FUND-RAISING PLANS

     Mountain States intends to diversify its fund-raising activities to reduce its reliance on raising capital through the issuance of promissory notes. In addition to its current new notes offering, Mountain States anticipates future funding to be a combination of preferred and common stock offerings, and institutional loans and/or lines of credit. Management believes that this variation of debt and equity will decrease Mountain States' interest expense, thus increasing margins and profitability. Mountain States also expects that this diversification will allow for continued growth and financial stability in future periods without undue reliance on a single source of funds. No assurance can be given that Mountain States will be successful in such fund-raising activities.

     Mountain States has contracted with various individuals and entities for their services in identifying and negotiating with potential sources of debt and equity capital. Payment under these contracts is contingent upon success in obtaining the capital sought for the benefit of Mountain States.

     Management expects its expenditure and working capital requirements in the foreseeable future to increase depending on the rate of Mountain States' expansion, Mountain States' operating results, and other adjustments in its operating plan as needed in response to competition or unexpected events. Management believes that the net proceeds from this offering, together with available borrowings and Mountain States' current cash and cash equivalents, will be sufficient to meet anticipated cash needs for working capital, capital expenditures, and required debt payments for the next year. If Mountain States is unable to meet its liquidity requirements or if its liquidity requirements increase, Mountain States may require additional financing; however there can be no assurance that Mountain States will be able to access any additional funding.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations". SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting. SFAS No. 141 also changes the criteria for the separate recognition of intangible assets acquired in a business combination. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. This statement does not affect the financial statements.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses accounting and reporting for intangible assets acquired, except for those acquired in a business combination. SFAS No. 142 presumes that goodwill and certain intangible assets have indefinite useful lives. Accordingly, goodwill and certain intangibles will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 also addresses accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. This statement does not have a material effect on the financial statements.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. This statement is not expected to have a material effect on the financial statements.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes SFAS No. 121. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a material effect on the financial statements.

PART B

                            REVISIONS TO "MANAGEMENT"

DIRECTORS AND EXECUTIVE OFFICERS

JAMES K. FARRELLY, AGE 52, DIRECTOR, SENIOR VICE PRESIDENT. Mr. Farrelly joined Mountain States in August 2001 as Senior Vice President. Prior to his employment with Mountain States, Mr. Farrelly served as President and Chief Operating Officer of Global Healthcare Corporation, a healthcare consulting company, and eoshealth, Inc., a manager of provider-owned health plans from January 1997 to August 2000. From July 1994 to November 1996, Mr. Farrelly served as Director of Corporate Finance for Spelman & Co., Inc., a San Diego-based broker dealer with in excess of 650 brokers. In this capacity, Mr. Farrelly oversaw numerous private and public underwritings as well as provided merger and acquisition and other investment banking services to private and publicly held companies. Mr. Farrelly also served as the Director of Investment Banking at Franklin Lord, Inc., an Arizona based boutique firm specializing in merger and acquisition and financing activities for the small cap market, from June 1993 to July 1994. Finally, from September 1991 to April 1993, Mr. Farrelly served as General Manager for Neuro Care, a neurological rehabilitation service provider. In between the periods stated above, Mr. Farrelly provided strategic planning and business consulting services to various venture-capital financed entities. Mr. Farrelly holds a Series 7 security license and a Series 24 principal license and currently serves as a registered representative of Heritage West Securities, Inc. However, Mr. Farrelly devotes substantially all of his time to his duties as Senior Vice President of Mountain States and is not obligated to devote any specific amount of time to serving as a registered representative of Heritage West. See "Plan of Distribution."

KATHY CRAIG, AGE 24, VICE PRESIDENT - ACCOUNTING AND CONTROL. Ms. Craig joined Mountain States in August 1998 as Vice President - Accounting and Control. Prior to Ms. Craig's employment with Mountain States, she served as an accountant for Custom Builders Squared, Inc. from October 1997 to August 1998. Prior to and during her employment with Custom Builders Squared, Inc., Ms. Craig was a student majoring in Business Management and Accounting, at Utah Valley State University, where she graduated in August 1998.

JEFFREY G. WILLIAMS, AGE 50, VICE PRESIDENT - LEGAL AFFAIRS. Mr. Williams joined Mountain States in August 2000 as Vice President - Legal Affairs. Prior to Mr. Williams' employment with Mountain States, from January 1991 to August 2000, he maintained a general transaction and litigation practice representing primarily business clients in diverse industries. Mr. Williams also has seven years of prior experience as corporate counsel with other finance companies. He is a graduate of Brigham Young University, where he received a BS in Accounting, and the Brigham Young University J. Reuben Clark Law School, where he received his Juris Doctorate.

EMPLOYMENT AGREEMENT - JAMES K. FARRELLY

     We entered into an employment agreement with James K. Farrelly as of October 1, 2001. The employment agreement contemplates a monthly base salary of $1,667 until March 30, 2002, with a one-time bonus of $90,000 payable on April 1, 2002 (subject to continued employment). Beginning April 1, 2002, Mr. Farrelly's monthly base salary will be $12,500. Mr. Farrelly's base salary may be increased prior to April 1, 2002, and his one-time bonus decreased accordingly, by our mutual agreement with Mr. Farrelly. Also effective April 1, 2002, and subject to continued employment, Mr. Farrelly will be eligible to receive a monthly bonus of 0.05% of the amount by which our net receivables (as defined) exceeds $20 million. Mr. Farrelly received options to purchase 500,000 shares of common stock at $2.00 per share, such options to be exercisable as follows (provided Mr. Farrelly is employed by the Company on such dates): one-third of the options will become exercisable upon April 1, 2002; thereafter, 1/24th of the Options will become exercisable upon the 30th day of April 2002 and on the last day of each calendar month thereafter through and including July 31, 2003. Mr. Farrelly has loaned $50,000 to Mountain States, at an interest of 8% per annum, with a maturity date of July 31, 2002.

                       REVISION TO "PLAN OF DISTRIBUTION"

     James K. Farrelly, our Senior Vice President, also serves as a registered representative of Heritage West. We will pay Heritage West a fee equal to 0.5% of each new note sold through Mr. Farrelly's efforts (in lieu of any other compensation for the sale of such new notes).

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